05041651

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 0 7 2005
179

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

8-44633

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-04 AND ENDING 12-31-04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adirondack Capital Partners Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBUR OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Kramer 212-698-0734
(Area Code-Telephone Number)

## B ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Silverman Linden Johnson LLP
(Name-*if individual, state last, first, middle name*)

1500 Broadway New York NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

**Potential Persons who are to respond to the collection of information contain in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/28/05

## OATH OR AFFIRMATION

I, Robert J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adirondack Capital Partners Inc. , as of February 24, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MARY SERKANIC
Notary Public, State of New York
No. 01SE6098823
Qualified in New York County
Commission Expires Sept. 22, 2007

Came before me this
24th day of February, 2005
Mary Serkanic (MARY SERKANIC

Signature

Chairman/President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirement Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ADIRONDACK CAPITAL PARTNERS, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2004

## AND

## INDEPENDENT AUDITORS' REPORT



Silverman Linden Johnson LLP
*Certified Public Accountants*

# ADIRONDACK CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Silverman Linden Johnson LLP
*Certified Public Accountants*

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

# INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC:

We have audited the accompanying statement of financial condition of Adirondack Capital Partners, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adirondack Capital Partners, Inc. at December 31, 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2005

# ADIRONDACK CAPITAL PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2004

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 12,903 |
| TOTAL ASSETS | $ | 12,903 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| LIABILITIES | | |
| Accrued expenses | $ | 575 |
| Loans from Shareholder | | - |
| TOTAL LIABILITIES | | 575 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $0.01 par value; 1,000 shares authorized issued and outstanding | | 10 |
| Additional paid-in capital | | 95,707 |
| Accumulated Deficit | | (83,389) |
| TOTAL MEMBERS' EQUITY | | 12,328 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 12,903 |

The accompanying notes are an integral part of these financial statements.

# ADIRONDACK CAPITAL PARTNERS, INC.

## STATEMENT OF OPERATIONS
## DECEMBER 31, 2004

| | | |
|---|---|---|
| Revenues | | |
| Other income | $ | 62,012 |
| | | 62,012 |
| Expenses | | |
| Salaries | | 26,925 |
| Consulting fees | | 23,215 |
| Dues and subscriptions | | 850 |
| Professional fees | | 4,625 |
| Travel expenses | | 850 |
| Registration fees | | 650 |
| Bank charges | | 30 |
| Misc expenses | | (349) |
| | | 56,796 |
| Income before tax provision | | 5,216 |
| Tax provision | | - |
| Net income | $ | 5,216 |
| | | |
| Accumulated Deficit, Beginning of Year | | (88,605) |
| Accumulated Deficit, End of Year | $ | (83,389) |

The accompanying notes are an integral part of these financial statements.

## ADIRONDACK CAPITAL PARTNERS, INC.

### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 10 | $ 95,707 | $ (88,605) | $ 7,112 |
| Contributions of capital | - | - | - | - |
| Withdrawals | - | - | - | - |
| Net income | | | 5,216 | 5,216 |
| Balance, December 31, 2004 | $ 10 | $ 95,707 | $ (83,389) | 12,328 |

The accompanying notes are an integral part of these financial statements.

# ADIRONDACK CAPITAL PARTNERS, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| Cash flows used in operating activities: | | |
| Net income | $ | 5,216 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Changes in assets and liabilities | | |
| Loans from Shareholder | | (338) |
| Accrued Expenses | | 200 |
| Net cash used in operating activities | | 5,078 |
| Cash flows provided by financing activities: | | |
| Contributions of capital | | - |
| Net cash provided by financing activities | | - |
| Net increase in cash | | 5,078 |
| Cash, beginning of year | | 7,825 |
| Cash, end of year | $ | 12,903 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO THE FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2004

## NOTE 1: ORGANIZATION AND OPERATIONS

Adirondack Capital Partners, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code. The Company's net income or loss is allocated to its stockholders and reported on their personal tax returns. The Company is subject to New York City General Corporation Business Tax.

## NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company met its net capital requirement.

Silverman Linden Johnson LLP
*Certified Public Accountants*

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS' CAPITAL, INC.:

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Linden Johnson LLP

Silverman Linden Johnson LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2005

## ADIRONDACK CAPITAL PARTNERS, INC.

### COMPUTATION OF NET CAPITAL RULE UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2004

| | |
|---|---|
| Net Capital | |
| Total stockholders' equity | $ 12,328 |
| Deductions | |
| Non allowable assets: | |
| Net capital | 12,328 |
| Minimumn net capital requirement | 5,000 |
| Excess over minimum requirement | $ 7,328 |
| Aggregate indebtedness | $ - |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA at December 31, 2004.

Silverman Linden Johnson LLP
*Certified Public Accountants*

Silverman Linden Johnson LLP
1500 Broadway
New York, NY 10036-4055
Tel: (212) 967-9080
Fax: (212) 967-2712
www.sljllp.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC.:

In planning and performing our audit of the financial statements of Adirondack Capital Partners, Inc., (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making period computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Adirondack Capital Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater alliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 within regulation of registered brokers and dealers, and should not be used for any other purpose.

Silverman Linden Johnson LLP

Silverman Linden Johnson LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2005